PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

23rd December 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 23rd December 2009.

"Drilling Update - Vietnam and Pakistan; Completion of Sale in Egypt".

Yours faithfully

for Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc

("Premier")

Drilling Update - Vietnam and Pakistan; Completion of Sale in Egypt

Vietnam

The Cá Rồng Vang well on Block 07/03, offshore Vietnam has been drilled to a total depth of 3980m BRT. The well encountered the Thong Mang Cau, Dua and Cau reservoirs as prognosed. However, wireline logging has been completed and indicates the well has not encountered any significant hydrocarbons. The well is now being plugged and abandoned as planned.

Pakistan

The Kadanwari-19 well, operated by ENI, has encountered 12m of high quality net gas pay in a Lower Guru Sandstone reservoir. The well targeted an undrilled fault compartment and Premier's estimate of gross reserves added by this discovery is 54 bcf, in line with pre-drill predictions. The forward plan is to test the well and complete it as a producer with first gas planned for April 2010.

Egypt

Premier confirms that it has completed the sale of its 10% interest in the NW Gemsa permit in Egypt to Sea Dragon Energy Inc. The consideration was US$14.8 million after adjustments for working capital. As previously announced, Premier expects to record a profit on sale of around US$9 million.

Simon Lockett, Chief Executive, commented:

"After an otherwise successful year with the drill bit it is disappointing that we have not encountered significant hydrocarbons at the Cá Rồng Vang location. The well has, however, provided important pressure data which will be key in assessing the discovery we made in June at Cá Rồng Đỏ. Further seismic and drilling activity is planned on this large unexplored area. Together with our scheduled North Sea programme, we expect to drill at least 10 exploration and appraisal wells during 2010".

23rd December 2009

Enquiries

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis — **Tel: 020 7337 1515 / 07910 104 660**

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom